UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.
(Name Of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.08 Per Share
(Title of Class of Securities)
46612J507
(CUSIP Number of Class of Securities) (Underlying Common Stock)
Central European Media Enterprises Ltd.
DANIEL PENN
c/o CME Media Services Limited
85 Tottenham Court Road
London W1T 4TQ
United Kingdom
+44-20-7268 3453
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:

JEFFREY A. POTASH, ESQ.
DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020

CALCULATION OF FILING FEE

Transaction Valuation $715,697 (1)	Amount of Filing fee $98 (2)
(1)
Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of common stock of Central European Media Enterprises Ltd. that may be eligible for exchange in the Exchange Program will be exchanged pursuant to the offer. These options cover an aggregate of 1,637,000 shares of Central European Media Enterprises Ltd. common stock and have an aggregate value of $715,697 as of May 17, 2013.

(2)
The amount of the filing fee equals $136.40 per $1,000,000 of the aggregate amount of the transaction valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the amount of filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1. SUMMARY TERM SHEET.
The information set forth under Summary Term Sheet in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated May 24, 2013 (the “Offer to Exchange” ), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)    Name and Address. The name of the issuer is Central European Media Enterprises Ltd. (“CME” or the “Company”). The registered address of CME is O'Hara House, 3 Bermudiana Road, Hamilton HM08, Bermuda. Its telephone number is +1 (441) 295-7149. The information in the Offer to Exchange under Section 10, Information Concerning CME; Financial Information, is incorporated herein by reference.
(b)    Securities. This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by CME to eligible employees, upon the terms and subject to the conditions of the Offer to Exchange, to voluntarily exchange on a grant-by-grant basis certain outstanding stock options to purchase shares of CME's common stock (“Class A Shares”), whether vested or unvested, for a lesser number of new restricted stock units (“RSUs”), or for a form of award other than RSUs if granting RSUs under the Exchange Program (defined below) raises local regulatory, tax, accounting or administrative concerns, in accordance with applicable exchange ratios set forth in the Offer to Exchange (the “Exchange Program”). A stock option will be eligible for exchange if it (i) has an exercise price equal to or higher than $4.33 per share of CME's Class A Shares, which exercise price represents a price greater than 1.5 times the volume weighted average price (“VWAP”) of the Class A Shares for the 30 trading days prior to the launch of the exchange program, (ii) was granted by the Company on or before May 31, 2011 and (iii) has not been previously exercised, terminated or forfeited (“Eligible Option”).
The Company is making the Offer to employees (“eligible employees”) that : (i) are active employees of CME or one of its subsidiaries on the date of commencement of the Offer and who remain employees through the completion date; and (ii) hold at least one Eligible Option as of the commencement of this Offer. CME has excluded (i) non-employee members of the Company's Board of Directors or (ii) former employees of CME or its subsidiaries from participating in the Exchange Program. Although the Company intends to allow all of its employees to participate in the Exchange Program, it may exclude otherwise eligible employees if it determines that their participation is infeasible or impracticable because of regulatory, tax, accounting or administrative concerns under local regulations.
The RSUs will be issued under the Company's Amended and Restated Stock Incentive Plan (as amended, the “Plan”). The information set forth in the Offer to Exchange under Summary Term Sheet, Certain Risks of Participating in the Exchange Program, and Section 1, Eligible Options; Eligible Employee; Section 2, Expiration Date; Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs; Section 8, Price Range of Our Common Stock, and Section 9, Source and Amount of Consideration; Terms of RSUs, is incorporated herein by reference.
(c)    Trading and Market Price. The information set forth in the Offer to Exchange under Section 8, Price Range of Our Common Stock, is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a)    Name and Address. CME is both the subject company and the filing person. The information set forth under Item 2(a) and in the Offer to Exchange under Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a)    Material Terms. The information set forth in the Offer to Exchange under Summary Term Sheet and Section 1, Eligible Options; Eligible Employees; Section 2, Expiration Date; Section 4, Procedures for Surrendering Eligible Options; Section 5, Withdrawal Rights and Change of Election; Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs; Section 7, Conditions of the Offer; Section 8, Price Range of Our Common Stock; Section 9, Source and Amount of Consideration; Terms of RSUs; Section 10, Information Concerning CME; Financial Information; Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer; Section 13, Legal Matters; Regulatory Approvals; Section 14, Material U.S. Federal Income Tax Consequences; and Section 15, Extension of the Offer; Termination; Amendment, is incorporated herein by reference.
(b)     Purchases. Non-employee directors of the Company's Board of Directors and former employees of CME or its subsidiaries are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 4, Procedures for Surrendering Eligible Options; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.
ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(a)     Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9, Source and Amount of Consideration; Terms of RSUs, and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference. The Plan is also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLAN OR PROPOSALS.
(a)    Purposes. The information set forth in the Offer to Exchange under Summary Term Sheet and Section 3, Purpose of the Offer, is incorporated herein by reference.
(b)    Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 6, Acceptance and Cancellation of Eligible Options; Newly Issued RSUs; and Section 12, Status of Eligible Options Acquired By Us in the Offer; Accounting Consequences of the Offer, is incorporated herein by reference.
(c)    Plan. The information set forth in the Offer to Exchange under Summary Term Sheet and Section 9, Source and Amount of Consideration; Terms of RSUs; Section 10, Information Concerning CME; Financial Information; and Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)    Source of Funds. The information set forth in the Offer to Exchange under Section 9, Source and Amount of Consideration; Terms of RSUs; and Section 16, Fees and Expenses, is incorporated herein by reference.
(b)    Conditions. The information set forth in the Offer to Exchange under Section 7, Conditions of the Offer, is incorporated herein by reference.
(c)    Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)    Securities Ownership. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.
(b)    Securities Transactions. The information set forth in the Offer to Exchange under Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a)    Solicitations or Recommendations. Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a)    Financial Information. The information set forth in Item 8, Financial Statements and Supplementary Data, of CME's Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (as amended), Part I, Item 1, Financial Statements, of CME's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and the financial information contained in the Offer to Exchange under Section 10, Information Concerning CME; Financial Information; and Section 17, Additional Information, is incorporated herein by reference.
(b)    Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a)    Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Summary Term Sheet - Certain Risks of Participating in the Exchange Program, Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning the Options, and Section 13, Legal Matters; Regulatory Approvals, is incorporated herein by reference.
(b)    Other Material Information. Not applicable.

ITEM 12. EXHIBITS.
The following exhibits are filed with this Schedule TO:

(a)(1)(A)	Offer to Exchange Certain Stock Options for Restricted Stock Units, dated May 24, 2013.
(a)(1)(B)	Form of Announcement Email to Eligible Employees Regarding CME Option Exchange Program dated May 24, 2013
(a)(1)(C)	Form of Election
(a)(1)(D)	Form of Expiration Reminder Email Communication to Eligible Employees
(a)(1)(E)	Form of Confirmation Email Communication to Employees
(d)(1)	Amended and Restated Stock Incentive Plan, as amended on June 15, 2012 (incorporated by reference to Exhibit 10.7 to CME's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012)
(d)(2)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to CME's Current Report on Form 8-K filed with the SEC on June 13, 2012).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD. By: /s/ David Sach David Sach Chief Financial Officer
Dated: May 24, 2013

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange Certain Stock Options for Restricted Stock Units, dated May 24, 2013
(a)(1)(B)	Form of Announcement Email to Eligible Employees Regarding CME Option Exchange Program dated May 24, 2013
(a)(1)(C)	Form of Election
(a)(1)(D)	Form of Expiration Reminder Email Communication to Eligible Employees
(a)(1)(E)	Form of Confirmation Email Communication to Employees
(d)(1)	Amended and Restated Stock Incentive Plan, as amended on June 15, 2012 (incorporated by reference to Exhibit 10.7 to CME's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2012)
(d)(2)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to CME's Current Report on Form 8-K filed with the SEC on June 13, 2012).